

June 27, 2023

Frank Orzechowski
Chief Financial Officer
Sigma Additive Solutions, Inc.
3900 Paseo del Sol
Santa Fe, NM 87507

       Re: Sigma Additive Solutions, Inc.
          Form 10-K for the Year Ended December 31, 2022
          Filed March 30, 2023
          File No. 001-38015

Dear Frank Orzechowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 24

1.   Please tell us your conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures and revise your disclosures accordingly in future filings. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing